SECURITIES AND EXCHANGE COMMISSION

         WASHINGTON, D. C.  20549

                 FORM 11-K


(Mark One)

    [ X ]ANNUAL REPORT PURSUANT
         TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT
         OF 1934 [FEE REQUIRED]

For the Fiscal Year Ended December 31, 1993


                    OR


    [   ]TRANSITION REPORT
         PURSUANT TO SECTION 15(d)
         OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE
         REQUIRED]

For the transition period from _____ to _____


        Commission File No. 1-7179


            SONAT SAVINGS PLAN
(Full Title of the Plan and the Address of the Plan, if Different from that of the Issuer named below)



                SONAT INC.
            AmSouth-Sonat Tower
        Birmingham, Alabama  35203
(Name of Issuer of the Securities Held Pursuant
 to the Plan and Address of its Principal
             Executive Office)
    REQUIRED INFORMATION

         Financial Statements

    Report of Independent Auditors. . . .1
    Statements of Net Assets Available for Benefits -
      December 31, 1993 and 1992. . . . .2
    Statements of Changes in Net Assets Available for
     Benefits - Years Ended December 31, 1993 and
    1992. . . . . . . . . . . . . . . . .3
    Notes to Financial Statements . . . .4

      Item 27(a) - Schedule of Assets Held for
    Investment Purposes . . . . . . . . 11
      Item 27(d) - Schedule of Reportable
         Transactions . . . . . . . . . 12


EXHIBITS


Number        Description        Method of
                                   Filing

1.  Consent of Independent AuditorsFiled herewith

    The ERISA financials and schedules for the year ended December 31, 1993 and 1992, including the Consent and Report of Independent Auditors, were filed in paper format on June 29, 1994, File No. 1-7179.
                     SIGNATURES


      Pursuant to the requirements of the Securities
Exchange Act of 1934, the Sonat Savings Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the Trustee under the Plan acting pursuant to the Trust Agreement as amended and restated as of July 1, 1988, thereunder duly authorized, in the City of Birmingham, and the State of Alabama, on the 27th day of June, 1994.
                       SONAT SAVINGS PLAN

                       By:   AMSOUTH BANK N.A.
                             Trustee




                       By:   /s/ LeeAnn Herron

      Pursuant to the requirements of the Securities
Exchange Act of 1934, this Annual Report on Form 11-K has been signed below on the dates indicated by the following persons constituting a majority of the members of the Administrative Board under the Sonat Savings Plan.

Beverley T. Krannich * Member of         June 28, 1994
                       Administrative
                       Board


L. David Mathews *     Member of         June 28, 1994
                       Administrative
                       Board


Thomas W. Barker, Jr. *Member of         June 28, 1994
                       Administrative
                       Board


Lloyd W. Rotton *      Member of         June 28, 1994
                       Administrative
                       Board


James A. Rubright **   Member of         June 28, 1994
                       Administrative
                       Board



            *by   Alfred F. Delchamps, III, as authorized
                  by Power of Attorney dated June 11,
                  1992

            **by  Alfred F. Delchamps, III, as
                  authorized by Power of Attorney
                  dated June 23, 1994